Exhibit 4.28

SERVICES AGREEMENT

AGREEMENT made on the 16th day of June, 2005 (“Effective Date”)

BETWEEN ICON CLINICAL RESEARCH LIMITED of South County Business Park, Leopardstown, Dublin 18 (hereinafter called “ICON”)

AND AMARIN NEUROSCIENCE LIMITED of Kings Park House, Laurelhill Business Park, Stirling, UK FK7 9PQ (hereinafter the “CLIENT”)

RECITALS:

WHEREAS ICON is a contract research organization and is engaged in the business of clinical trials management, monitoring and data management and of providing expertise in such areas to the Pharmaceutical and Biotechnology industries worldwide.

WHEREAS the CLIENT is a limited liability company and is engaged in the development of pharmaceutical products.

WHEREAS the parties entered into a Letter of Intent dated March 9, 2005 (the “LOI”), pursuant to which ICON agreed to provide interim services with respect to the CLIENT’s US study entitled “A Multi-Center, Double-Blind, Randomized, Parallel Group, Placebo-Controlled Trial of Miraxion (ethyl-EPA) in Patients with Mild to Moderate Huntington’s Disease” with Protocol Number AN01.01.0011 (the “US Study”) together with the Client’s EU study entitled” A Multi-Center, Double-Blind, Randomized, Parallel Group, Placebo-Controlled Trial of Ethyl-EPA (Ethyl-Icosapent) ) in Patients with Huntington’s Disease” with Protocol Number AN01.01.0012 (the “EU Study”) , each as set out in Appendix A (collectively known as the “Studies” or individually a “Study)). The parties have reached agreement on the scope of the services to be provided by ICON and other pertinent matters, and this Agreement is the contract for services agreement referred to in the LOI, pursuant to which ICON will render Services (defined below).

WHEREAS the CLIENT desires to retain ICON to provide, and ICON wishes to provide, the services more particularly described in the Proposal set out in Appendix C, and incorporated as part of this Agreement (the “Services”), to the CLIENT in connection with the Studies, subject to the terms and conditions of this Agreement and for the purposes set out herein.

THE PARTIES HERETO AGREE AS FOLLOWS:

1.	OBLIGATIONS OF THE PARTIES:

1.1	Engagement ICON shall carry out the provision of the Services in accordance with the terms of this Agreement and the Appendices hereto.

1.2
ICON shall perform the Services with reasonable care and skill and shall ensure that personnel engaged by it in the provision of the Services are competent and have appropriate professional qualifications, training and experience. All obligations which CLIENT desires to delegate to ICON are specified in Appendix C under Assignment of Responsibilities. Any obligation not delegated to ICON pursuant to this Agreement and its Appendices shall be retained by the CLIENT or as otherwise indicated in Appendix C. ICON acknowledges that the provision of the Services within the timetable set and agreed to by the parties (to include without limitation, the timetable set out in Appendix C) is of importance to the CLIENT and accordingly ICON shall use all its best commercial endeavours to meet deadlines set, by or on behalf of the CLIENT, for the provision of the Services.

1.3	In performing the Services, ICON shall (where appropriate),comply with and shall use all its best commercial endeavours to procure compliance with the following:

1.3.1	the Study Protocols and any subsequent amendments;

1.3.2	the ICH Harmonised Tripartite Guideline for Good Clinical Practice or its local equivalent (“GCP”);

1.3.3	all applicable national and local laws, rules and regulations and those promulgated by any relevant regulatory authority, and relevant professional standards;

1.3.4
all reasonable written and verbal instructions of CLIENT provided that all material verbal instructions of CLIENT are reduced to writing and provided to ICON within 3Business Days of any such verbal instruction.

1.4	Each party shall from time to time by notice to the other nominate a representative(s) for primary liaison relating to the Services, which from the date of this Agreement shall be as follows:

For CLIENT:   Karen McGregor
                                    Clinical Project Manager
For ICON:       Pauline Jansen
                                    Clinical Project Manager

1.5
ICON agrees that all personnel performing the Services shall be employees, contractors or sub-contractors of ICON and that nothing in this Agreement shall be deemed to create a contract of employment between CLIENT and any employee or sub-contractor of ICON.

1.6	ICON agrees (provided CLIENT has given it adequate written notice in advance) to allow CLIENT to attend the site(s) where the Services are being conducted for the purpose of monitoring and reviewing the performance of the Services at times and dates mutually acceptable to all parties and to give CLIENT its full co-operation in this regard.

1.7
Changes in Scope - The time and cost estimates contained in the Budget in Appendix C are subject to the specific assumptions agreed to by the parties hereto and set out therein and to the general assumptions that the scope of the Services do not change (the “Scope”), that nothing unforeseen occurs which affects the budget and/or timelines and which is outside of the reasonable control of either party, that the CLIENT timely carries out its obligations under this Agreement and does nothing to prevent or hinder ICON from performing its obligations under this Agreement.

1.8	In the event that there is a change in Scope, the costs and timelines specified in the Cost Proposal will be modified as follows:

1.8.1
in the event the CLIENT wishes to modify the Services or ICON identifies a reasonably necessary modification, the identifying party will notify the other of such proposed modification. ICON will then provide the CLIENT with an estimate of the modification to the costs and timelines;

1.8.2
the CLIENT will then have 15 Business Days to approve or reject the proposed modification. While the CLIENT is reviewing the proposed modification, ICON will continue to perform its agreed-upon obligations but will not implement the modification.

1.8.3	should the CLIENT reject the proposed modification the parties will use their best efforts to agree upon a mutually acceptable modification.

1.9
Compliance with Regulations - In performing the Services, ICON shall comply with GCP, all applicable national and local laws, rules and regulations and those promulgated by any relevant regulatory authority. The CLIENT will also comply with all such applicable laws and regulations applicable to its role hereunder where non-compliance would impact on ICON including, but not limited to, personal data protection obligations. The CLIENT hereby agrees that ICON will not be held liable for any past performance in the event that the clinical research and related services which have been be performed by ICON to comply with the obligations set forth in this Agreement or related Protocol(s) and therefore at the CLIENT's request, become, partly or as a whole, inconsistent with a new law or legal obligation, rule or regulation, which would become effective during the performance of such research and related services.

2	RELATIONSHIP BETWEEN THE PARTIES:

2.1	Status of relationship - Nothing in this Agreement shall be construed as creating any relationship of partnership, joint venture or agency as and between the Parties hereto.

2.2
Independent contractors - No relationship of employer or employee shall arise or be created under this Agreement as and between the CLIENT and ICON and/or any personnel engaged by ICON to perform the Services (the “ICON personnel”). ICON personnel shall not be eligible for any of the CLIENT employee benefits, nor shall the CLIENT be obliged to make any deductions from ICON’S fees for taxes, such taxes being the sole responsibility of ICON.

2.3
Staff Solicitation - During the term of this Agreement, and for one year thereafter, (the “Restricted Period”), each party agrees not to solicit directly any employee of the other who has provided any of the Services or who becomes known to the other party by reason of this appointment, for employment with the that party whether as an employee, independent contractor or otherwise. If a party breaches this provision (a “Defaulting Party”), it agrees to pay to the other party (a “Non-Defaulting Party”) 3 months of the employee’s base salary, to be calculated as the base salary at the time of employee’s departure from the Non-Defaulting Party. This payment provision shall not apply to hiring a party’s employees who, in the absence of solicitation, direct or indirect, by the Defaulting Party apply for a position with the the Defaulting Party and are hired by the Defaulting Party, nor shall it apply to ex-employees of a party; in each of these cases, the party shall be free to hire without obligation whatsoever to the Non-Defaulting Party where it is reasonable in the circumstances to take the view that the departure of such employee was not linked to the hiring by the Defaulting Party.

2.4
ICON Corporate Affiliates Permissible - The CLIENT agrees that ICON may use the services of ICON affiliates, (each an “ICON Affiliate”), to fulfill ICON’s obligations under this Agreement. Any ICON Affiliate(s) so used shall be subject to all of the terms and conditions applicable to ICON under this Agreement and ICON shall remain responsible for enforcing the terms hereof and shall indemnify and hold harmless the CLIENT from and against all breaches of any of the terms and conditions of this Agreement by any ICON Affiliate. For the purposes of this provision, an ICON Affiliate shall mean a company, which, directly or indirectly, controls, is controlled by or is under common control with ICON. Control means ownership of fifty percent (50%) of the capital stocks or the voting rights of ICON, or the legal power to direct or cause the direction of ICON’s general management and policies.

3	TERM & TERMINATION

3.1
Period of Agreement - The period of performance under this Agreement shall commence on the date of this Agreement and shall remain in force (subject to earlier termination pursuant to Clause 3.2) until the completion of the Services in accordance with the terms of this Agreement.

3.2	Early termination - This Agreement and any extension thereof is subject to earlier termination:

3.2.1
may be terminated in whole or in part (as to one of the two Studies) without cause by either party at any time during the term of the Agreement on sixty (60) days prior written notice to the other party;

3.2.2
if a party commits any material breach of any of the provisions of this Agreement, and, in the case of a breach capable of remedy, fails to remedy the same within 30 days after receipt of a written notice from the other party giving full particulars of the breach and confirming the intention to terminate if not remedied. Consent to extend the remedy period shall not be unreasonably withheld, so long as the breaching party has commenced the remedy during the thirty day notice period and pursues the remedy of the breach in good faith;

3.2.3
if either party shall become bankrupt or insolvent or if all or a substantial part of its business or assets shall be placed in the hands of a Receiver, Administrator, Administrative Receiver, Trustee in Bankruptcy or similar or analogous officer or an insolvency practitioner, whether by its voluntary act or otherwise, then this Agreement and the rights granted herein shall immediately be subject to termination at the option of the other party.

3.3
Return of materials on termination - Upon termination of this Agreement for any reason, ICON shall promptly deliver to the CLIENT all documents, data and materials in whatever form, (including any reproductions of same) of any nature pertaining to ICON’S provision of Services under this Agreement and/or pertaining to any Confidential Information as described in Clause 5. Notwithstanding the foregoing, ICON may retain, solely for the purpose of determining the scope of its obligations under this Agreement, one (1) copy of documents, data or other materials generated hereunder.

4	PAYMENT

4.1
Cost of Services - ICON agrees, insofar as it is possible, that all of its direct costs for the Services are set out in the Budget at Appendix C (on the basis that the assumptions set out in the this Agreement as agreed by the parties hereto are accurate) will not exceed the total sum as set out in Appendix C without prior written authorization from the CLIENT. CLIENT shall pay ICON in accordance with the budget and milestone schedule attached hereto as Appendices B &C and incorporated herein by reference (the “Budget”). The parties estimate that the payments provided for in the Budget will be sufficient to support the Studies, but ICON may submit to CLIENT and/or the CLIENT may request a revised budget in the event that costs may reasonably be projected to exceed or be less than the Budget. Except as otherwise provided in this Agreement, CLIENT will not be required to make any payment in excess of the Budget without CLIENT’S prior written approval.

4.2
Fees - The CLIENT shall, where within the scope for the Service to be provided for each Study, pay to ICON the Investigator fees, other out-of-pocket costs, and ICON’s fees as are determined pursuant to clause 4.1 above.

Such fees and costs shall be paid in accordance the Appendix B attached hereto (Payment Schedule)

4.3
Payment for Early Termination - In the event this Agreement is terminated before the conclusion of the provision of the Services for any reason, ICON shall use its best efforts to reduce the cost and/or loss incurred or suffered by the CLIENT as a result of such early termination and: CLIENT shall pay:

4.3.1 a)
all fees outstanding to ICON for Services provided up to the date of early termination together with all reasonable costs incurred by ICON to complete its obligations in relation to the provision of the Services,

4.3.1b) all fees and pass through costs incurred up to date of such termination together with all future pass through costs which cannot be cancelled or recovered.

4.4
Payment terms - The CLIENT acknowledges that the provision of the Services pursuant to this Agreement is largely labor intensive and accordingly agrees to pay each invoice within 30 days of the date of issue. Interest will be charged in the amount of 1% per month (or part thereof) in respect of all invoices paid later than 30 days after the date of receipt of ICONs invoice properly rendered in accordance with the terms of this Agreement .Payment for any services provided hereunder shall be made to ICON in GBP£ (where relating to the E.U. Study) and in US$ (where relating to the U.S. Study)

4.5
Float - To ensure ICON does not suffer a cash flow depletion as a result of the performance of the Services, the CLIENT will provide upfront a float of 10% from time to time of the estimated pass through costs (the “Float”). Within 7 Business Days of the Date of this Agreement the CLIENT shall provide to ICON a sum (representing 10% of the total estimated pass through costs as set out in Appendix C). Thereafter, and subject to prior written approval in accordance with Clause 4.5 below (where applicable), the Float may be applied to all reasonable and necessary travel and out of pocket expenses incurred by it in the course of providing the Services. ICON shall issue to the Client an expense report detailing the pass through expenses incurred and shall permit the CLIENT upon reasonable notice to attend the ICPN offices and audit the original invoices or vouchers or other evidence of actual payment of any such out of pocket expenses. ICON shall issue to the Client a written request for replenishment of the Float once the initial Float is depleted by expenditure. For the avoidance of doubt ,upon depletion of the Float, the CLIENT shall within 7 Business Days of written request by ICON the CLIENT provide to ICON such sum as then represents 10% of the reducing balance of the total estimated pass through costs as set out in Appendix C. Upon the earlier of termination or expiry of this Agreement ICON shall with 7 Business days and without set off, deduction or counterclaim repay the unused balance of the Float to the CLIENT.

4.5
Expenses - Additionally, the CLIENT shall (on the presentation of invoices or vouchers or other evidence of actual payment) reimburse ICON for all reasonable and necessary travel and out of pocket expenses incurred by it in the course of providing the Services provided that in the case of any individual item of expenditure exceeding £1000, the CLIENT’s written approval has been given for such expenditure. Travel expenditure shall be incurred by ICON only in accordance with pre- agreed travel guidelines.

4.6	Value Added Tax (VAT) - unless otherwise stated, all amounts quoted in this Agreement are exclusive of VAT which will, if required, be charged to each invoiced amount at the appropriate rate.

5	CONFIDENTIALITY AND DATA PROTECTION

5.1	Definition of confidential information - For the purposes of this Agreement “Confidential Information” shall mean:-

“Any and all information in whatever form pertaining to all Intellectual Property, Know-How, trade secrets, ideas, processes, programs and all tangible and intangible information relating to formulations, products, processes, designs, formulas, methods, developmental or experimental work, clinical data, improvements, discoveries, pending or potential patent claims and any information derived therefrom, plans for research, new products, marketing and selling plans, business plans, budgets and unpublished financial statements, licenses, pricing and costing information, identities of suppliers, customers of either party’s and information regarding the skills and compensation of employees or other consultants of either party.”

5.2
Undertaking not to disclose - Each party specifically undertakes and warrants that it (either by itself or through any of its servants or agents, or with or through any person), during the period of this Agreement and for a period of 7 years thereafter, shall not use, disclose, publicize, disseminate, promote or advertise (other than with the prior written consent of the other party, or as may be required by law), any of the other party’s confidential information as defined herein.

5.3	Exclusions - The obligations of the parties in Clause 5.2 shall not extend to any confidential information which:

5.3.1	is or becomes generally available to the public otherwise than by reason of a breach by the recipient of Clause 5.2 above, or

5.3.2	is known to the recipient party and is at its free disposal prior to its receipt from the other; or;

5.3.3	is subsequently disclosed to the recipient party without being made subject to an obligation of confidence by a third party; or;

5.3.4
ICON or the CLIENT may be required to disclose under any statutory, regulatory or similar legislative requirements subject to the imposition of the obligations of secrecy wherever possible in that relationship; or

5.3.5
is disclosed by ICON to a third party to such extent only as is necessary for the purposes contemplated by this Agreement and subject to ICON using all reasonable endeavors to ensure that the person in question keeps the same confidential and does use the same except for the purposes for which the disclosure is made.

5.4
ICON undertakes that it shall comply with the European Data Protection Directive (95/46/EC) and take all possible measures to prevent unlawful or unauthorised processing of personal data when acting on CLIENT’S behalf.

5.5
ICON undertakes that it shall ensure that any contract ICON enters in to with the Investigators or any other relevant third party will state that CLIENT is the controller of personal data, and consent that the personal data may be processed, disclosed or transferred and that this may include transference to countries both within and outside Europe where the data protection laws may not be as good.

5.6	Inventions -ICON acknowledges that:

5.6.1	any and all Intellectual Property, Know-how and Confidential Information provided, or disclosed, to it by CLIENT is, and shall remain, the exclusive property of CLIENT;

5.6.2
any Intellectual property or Know-How generated during the provision of the Services and/or relating to the Studies shall vest in and shall be owned by CLIENT absolutely and shall be included in CLIENT's Intellectual Property and Know-how.

and ICON undertakes, and undertakes to ensure that its respective directors and employees shall undertake, to assign all right, title and interest in any Intellectual Property or Know-How generated during the provision of the Services to CLIENT, and ICON further undertakes to ensure that it, and its directors and employees, shall, at CLIENT's request and expense, execute all documents and do all things necessary to vest all right, title and interest in any such intellectual property and know-how in CLIENT and ICON undertakes, in relation to the provision, or disclosure, of CLIENT's Intellectual Property, Know-how and Confidential Information, to observe its obligations of confidentiality pursuant to Clause 5.2(Confidentiality).

5.7
Data Management only: ICON Programming will evaluate requests for SAS code on a case by case basis. Requests for SAS code should be forwarded to the appropriate Department Head. Any SAS code provided will be with the understanding that any support by ICON for the code will be considered out of scope unless explicitly included in the schedule of services. All proprietary macros will be compiled. Although the CLIENT and regulatory authorities will have permission to use the software, ICON will retain ownership of it. The CLIENT must agree that the software will be used only on the protocol(s) for which it was written by ICON and will not be used for any other purpose.

5.8
For the avoidance of doubt ICON shall not any time (without the CLIENT’s prior written consent) publicly disseminate or otherwise publish any of the results or data arising form the Services provided hereunder or its relationship with the CLIENT.

5.9
Cooperation by ICON to prosecute protection - Upon the CLIENT’s request and at the CLIENT’s expense, ICON shall execute and shall use its best commercial endeavours procure that any subcontractor executes such documents and take such actions as the CLIENT deems necessary or appropriate to obtain patent or other proprietary protection in the CLIENT’s name concerning any of the foregoing.

6	LIABILITY & INDEMNITY

6.1
CLIENT shall indemnify, defend and hold harmless ICON and its agents, representatives, trustees, officers and employees (“ICON Indemnitees”) from and against any demands, actions, claims, judgments or settlements (“Claims”) that may be made or instituted against any of them (including the reasonable attorneys’ fees and other reasonable costs and expenses of defense), by reason of personal injury (including but not limited to death) or property damage to the extent it arises out of or is connected with the performance of a Study; provided, however, that CLIENT shall not be liable for any loss or damage resulting from any ICON Indemnitee’s (a) failure to adhere to the material terms of a Study or this Agreement; and/or (b) failure to comply with any applicable regulatory or other government requirement; (c) negligence or willful misconduct .

6.2
ICON agrees to indemnify and hold harmless the CLIENT and its agents, representatives, trustees, officers and employees (the “CLIENT Indemnitees”) from and against any Claims that may be made or instituted against any of them (including the reasonable attorneys’ fees and other reasonable costs and expenses of defense), by reason of personal injury (including but not limited to death) or property damage to the extent it arises out of any ICON Indemnitee’s (a) failure to adhere to the material terms of a Study or this Agreement; and/or (b) failure to comply with any applicable regulatory or other government requirement; (c) negligence or willful misconduct.

6.3	The indemnities above shall be subject to the following provisions:

6.3.1
a party (including its indemnities) claiming under one of the indemnities above ( the “Indemnified Party”) shall fully and promptly inform the other party (the “Indemnifying Party”) of any third party claim made against it or one of its indemnities covered by the indemnity;

6.3.2	the Indemnified Party shall take all reasonable steps to mitigate its loss in relation to the indemnity;

6.3.3	the Indemnified Party shall make no admission of liability to any third party in relation to any Claim made against it covered by the indemnity;

6.3.4	the Indemnified Party shall permit Indemnifying Party to take full control of such Claim or proceedings;

6.3.5 the Indemnified Party shall assist in the investigation and defense of such Claim or proceedings.

6.4	ICON warrants that it:

6.4.1	has full capacity and capability to carry out the Services in accordance with the terms of this Agreement;

6.4.2	shall use all due skill and care in the provision of the Services;

6.4.3	shall commit the requisite number of its appropriately skilled and qualified employees in order to provide the Services within the timetable and the Budget; and

6.4.4	shall comply with all applicable regulatory and statutory requirements in force which may relate to the provision of the Services.

6.5
Exclusion of equential loss - Neither party shall be liable to the other for loss, damage, or liability in respect of loss of profits, business or revenue loss, special, indirect or consequential loss (even if foreseeable or in the contemplation of either party).

6.6
Maintenance of insurance - ICON and the CLIENT shall at their own expense obtain and maintain insurance of a type and amount adequate to cover all loss, damage, liability or costs in respect of which it is liable to indemnify the other under the provisions of this clause and shall not do or omit any act, matter or thing which may prejudice or render voidable any such insurance. Each party will, forthwith on request by the other, provide the party requesting the same with evidence of the insurance as that party may reasonably require.

7.	GENERAL PROVISIONS

7.1
Assignment & Sub Contracting - this Agreement may not be assigned by either party without the prior written consent of the other party (such consent not to be unreasonably withheld or delayed) provided that the CLIENT may assign this Agreement to any affiliated company. ICON may contract with other parties to perform certain of the Services but shall only do so upon prior written approval of the CLIENT as to the party involved and the terms of appointment.

7.2
Good Faith - Each party will act in good faith in its performance of this Agreement and will not unreasonably delay or withhold the giving of any consent, decision or approval that is either requested or reasonably required by the other party in order to perform its responsibilities under this Agreement.

7.3
Notices - any notice or other communication to be given under this Agreement shall be delivered personally or sent by first-class pre-paid post or facsimile transmission (confirmed by first-class pre-paid post) addressed as follows:

If to the CLIENT to:

General Counsel & Company Secretary
Amarin Neuroscience Limited
c/o Amarin Corporation plc
Curzon Street
Mayfair
London

Fax No. +44 (0) 20 7499 9004

If to ICON to:
Chris Doel
ICON Clinical Research UK Limited
Concept House
6 Stoneycroft Rise
Chandlers Ford, Eastleigh
Hampshire, SO53 3LD
Fax No: +44 (2380) 688501

With a copy to:
Legal Department
ICON Clinical Research Limited
South County Business Park
Leopardstown
Dublin 18

or to such other designation as either party may hereafter notify to the other in accordance with other provisions in this clause.

7.4	All such notices or other communications shall be deemed to have been served as follows:

(a)	If delivered personally, at the time of such delivery, or;

(b)	if sent by first-class pre-paid post, three business days (Saturday, Sundays and Bank or other public holidays excluded) after being placed in the post.

7.5
Modification & Waiver - no modification of this Agreement shall be deemed effective unless in writing and signed by each of the parties hereto, and no waiver of any right set forth herein shall be deemed effective unless in writing and signed by the party against whom enforcement of the waiver is sought.

7.6
Survival - the expiration or earlier termination of this Agreement, (howsoever caused) shall not affect any of the terms, provisions, representations or warranties hereof which are expressed to continue after such expiration or termination, nor shall any such expiration or termination affect the rights or obligations of either party hereto in respect of any antecedent breach of this Agreement.

7.7
Severability - if any of the provisions of or a portion of any of the provisions of this Agreement is held to be unenforceable or invalid by a court of competent jurisdiction, the validity and enforceability of the enforceable portion of any such provision and/or the remaining provisions shall not be affected thereby.

7.8
Entire Agreement - this Agreement incorporates Appendices A ,B and C - hereto which together represents the entire Agreement between the parties and supersedes all prior negotiations, representations or agreements, written or oral relating to the subject matter hereof but without prejudice to any rights which may have already accrued thereunder to either party.

7.9
Force Majeure - neither party shall be liable for any failure to perform or delay in performing any obligations under this Agreement if such failure or delay is due to fire, flood, earthquake, strike or any other industrial disturbance, war (declared or undeclared), embargo, blockade, legal prohibition, regulatory delays, drug delays, riot, insurrection or any other cause beyond the control of such defaulting party preventing or delaying the performance of such obligations; provided that such obligations shall be performed immediately upon the termination of such cause and provided further that in the event of such failure or delay continuing for more than two (2) months either party may, without incurring liability to the other, terminate this Agreement immediately by written notice to the other party.

7.10
Governing Law - this Agreement shall in all respects (including the formation thereof and performance thereunder), be governed by and construed in accordance with the laws for the time being in force in England and the parties hereto hereby submit to the exclusive jurisdiction of the English courts.

7.11	Counterparts - this Agreement may be executed in 2 counterparts each of which shall be deemed an original, but both of which together shall constitute one and the same instrument.

8.	definitions and interpretation

8.1	Definitions- In this Agreement the following expressions shall have the following meanings namely:

“Agreement” means this service agreement including the Appendices hereto;

“Business Day(s)” means a day, other than Saturday or Sunday, on which the clearing banks are generally open for business in Scotland or Ireland;

"Intellectual Property" means all Know-how and existing and future intellectual and industrial property rights including, but not limited to, patents, design rights (whether registered or unregistered), trade marks (whether registered or unregistered) and any applications therefor, copyright, know-how and Confidential Information;

"Know-how" means all secret and confidential ideas, concepts, unpatentable inventions, drawings, models, specifications, formulae, data, processes, procedures, techniques and any other technical and financial information or documentation relating to Product or CLIENT's (and or any company affiliated with the CLIENT)business or business activities;

8.2	Interpretation- Save to the extent that the context or the express provisions of this Agreement require otherwise, in this Agreement:-

8.2.1	words importing the singular shall include the plural and vice versa;

8.2.2	words importing any gender shall include all other genders;

8.2.3	any reference to Recital, Clause, Appendix or Part of the Appendix is to a relevant recital, clause Appendix or part of the schedule of or to this Agreement;

8.2.4
references to this Agreement or any other document shall be construed as references to this Agreement or to that other document as modified, amended, varied, supplemented, assigned, novated or replaced from time to time;

8.2.5
references to any statute or statutory provision (including any subordinate legislation) includes any statute or statutory provision which amends, extends, consolidates or replaces the same, or which has been amended, extended, consolidated or replaced by the same, and shall include any orders, regulations, instruments or other subordinate legislation made under the relevant statute or statutory provision;

8.2.6
any phrase introduced by the words “including”, “include”, “in particular” or any similar expression shall be construed as illustrative only and shall not be construed as limiting the generality of any preceding words;

8.2.7	any reference to a party to this Agreement includes that party’s permitted successors, transferees and assignees;

8.3	Headings

The headings in this Agreement are included for convenience only and shall be ignored in construing this Agreement.

IN WITNESS WHEREOF the parties hereto have caused this Agreement to be duly executed by their authorised representatives as of the dates written below.

AMARIN NEUROSCIENCE LIMITED     ICON CLINICAL RESEARCH LIMITED

Signed______________________                                         Signed______________________

Title________________________                                         Title________________________

Date________________________                                        Date________________________